[Logo]
Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
April 30, 2007
Ms. Rebecca A. Marquigny
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549-0506
SUBMITTED VIA EDGAR CORRESPONDENCE

Re:	Ohio National Variable Account A ONcore Premier Individual Variable Annuity File Nos. 811-01978, 333-43515
Dear Ms. Marquigny:
We are submitting these responses to your comments received on April 12, 2007 to the above-captioned registration statement.
First, with regard to your comment concerning the withdrawal fee, we have included disclosure that indicates, at the appropriate locations in the prospectus, that the fee is lesser of $15 or 2% of the amount withdrawn.
Second, based on your comments that it is the Staff’s intent to limit additional disclosures in the Fee Table, we have made edits to the Fee Table to remove any additional information that might confuse contract owner when making a review of the applicable costs of the various charges under the contract. These changes include limiting certain information to footnotes. Additional detail regarding the nature of the charges, including the amounts on which the charges are based remains in the later in the prospectus
Third, in response to your comment regarding voting rights, we have added additional disclosure that indicated no quorum is required at the separate account level when voting on fund level proxies.
Fourth, regarding our disclosure on the newly created asset allocation models, we have additional disclosure to more clearly define the roles of Ohio National Investments and Wilshire Associates in the creation of the asset allocation models. Additionally we have indicated in the disclosure that copies of the Adviser’s for ADV cam be obtained free of charge by contacting Ohio National Investments, Inc.
Lastly, in recognition of your comment regarding the need to examine the format of the Powers of Attorney for the Directors of the Depositor, we have obtained updated Powers of Attorney for each of the Directors which are filed with each of the post-effective amendments.
This letter, in conjunction with our earlier EDGAR correspondence regarding the filing of affiliated post-effective amendments pursuant to Rule 485(b)(1)(vii), should be responsive to all the comments and questions raised by the Staff during its review of the above-captioned filing. Should you have any questions, you may contact me at 513.794.6230.
Sincerely yours
s/ Marcus L. Collins
Marcus L. Collins
Second Vice President and Counsel